UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 5
to
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
Securities Exchange Act of 1934

FIRST BANCORP.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

7.125% Noncumulative Perpetual Monthly Income Preferred Stock, Series A	318672201
8.35% Noncumulative Perpetual Monthly Income Preferred Stock, Series B	318672300
7.40% Noncumulative Perpetual Monthly Income Preferred Stock, Series C	318672409
7.25% Noncumulative Perpetual Monthly Income Preferred Stock, Series D	318672508
7.00% Noncumulative Perpetual Monthly Income Preferred Stock, Series E	318672607
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Lawrence Odell
Executive Vice President and General Counsel
First BanCorp.
1519 Ponce de León Avenue, Stop 23
Santurce, Puerto Rico 00908
(787) 729-8109
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Linda L. Griggs	James R. Tanenbaum
Gail A. Pierce	Anna T. Pinedo
Morgan, Lewis & Bockius LLP	Morrison & Foerster LLP
1111 Pennsylvania Avenue, NW	1290 Avenue of the Americas
Washington, D.C. 20004	New York, New York 10104
CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$110,512,160	$7,879.52

*	Estimated solely for the purpose of calculating the filing fee. This Tender Offer Statement on Schedule TO relates to an exchange offer (the “Exchange Offer”) of newly issued shares of common stock, par value $0.10 per share (the “Common Stock”), of First BanCorp. for shares of First BanCorp.’s (i) 7.125% Noncumulative Perpetual Monthly Income Preferred Stock, Series A (“Series A Preferred Stock”), (ii) 8.35% Noncumulative Perpetual Monthly Income Preferred Stock, Series B (“Series B Preferred Stock”), (iii) 7.40% Noncumulative Perpetual Monthly Income Preferred Stock, Series C (“Series C Preferred Stock”), (iv) 7.25% Noncumulative Perpetual Monthly Income Preferred Stock, Series D (“Series D Preferred Stock”) and (v) 7.00% Noncumulative Perpetual Monthly Income Preferred Stock, Series E (“Series E Preferred Stock”). The Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock are collectively referred to as “Preferred Stock.” This transaction valuation was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by adding the sum of (1) the product of (a) $5.05, the average of the high and low sale prices per share of Series A Preferred Stock on July 13, 2010 and (b) 3,600,000, the number of outstanding shares of Series A Preferred Stock; (2) the product of (a) $5.10, the average of the high and low sale prices per share of Series B Preferred Stock on July 13, 2010 and (b) 3,000,000, the number of outstanding shares of Series B Preferred Stock; (3) the product of (a) $5.08, the average of the high and low sale prices per share of Series C Preferred Stock on July 13, 2010 and (b) 4,140,000, the number of outstanding shares of Series C Preferred Stock; (4) the product of (a) $5.14, the average of the high and low sale prices per share of Series D Preferred Stock on July 13, 2010 and (b) 3,680,000, the number of outstanding shares of Series D Preferred Stock; and (5) the product of (a) $4.89, the average of the high and low sale prices per share of Series E Preferred Stock on July 13, 2010 and (b) 7,584,000, the number of outstanding shares of Series E Preferred Stock. The number of shares of Preferred Stock represents the maximum number of shares of Preferred Stock that are subject to the Exchange Offer.

**	The amount of the filing fee was computed in accordance with Rule 0-11 of the Exchange Act and equals $71.30 for each $1,000,000 of the value of the transaction.
☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$21,248.10	Filing Party:	First BanCorp.
Form or Registration No.:	Form S-4	Date Filed:	March 5, 2010
File No.	333-165252
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
      Check the following box if the filing is a final amendment reporting the results of the tender offer. ☑

INTRODUCTORY STATEMENT
          This Tender Offer Statement on Schedule TO (the “Tender Offer Statement”) relates to an exchange offer (the “Exchange Offer”) by First BanCorp., a corporation organized under the laws of the Commonwealth of Puerto Rico (“First BanCorp” or the “Corporation”), to exchange newly issued shares of First BanCorp’s common stock, par value $0.10 per share (our “Common Stock”), for its outstanding shares of (i) 7.125% Noncumulative Perpetual Monthly Income Preferred Stock, Series A (“Series A Preferred Stock”), (ii) 8.35% Noncumulative Perpetual Monthly Income Preferred Stock, Series B (“Series B Preferred Stock”), (iii) 7.40% Noncumulative Perpetual Monthly Income Preferred Stock, Series C (“Series C Preferred Stock”), (iv) 7.25% Noncumulative Perpetual Monthly Income Preferred Stock, Series D (“Series D Preferred Stock”) and (v) 7.00% Noncumulative Perpetual Monthly Income Preferred Stock, Series E (“Series E Preferred Stock” and, collectively with our Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock, “Preferred Stock”), on the terms and subject to the conditions set forth in this document and in the prospectus (incorporated by reference herein as Exhibit (a)(1)(A)) (the “Prospectus”) and the letter of transmittal (incorporated by reference herein as Exhibit (a)(1)(B)) (the “Letter of Transmittal”).
EXPLANATORY NOTE
     The Exchange Offer commenced on July 16, 2010 and expired at 9:30 a.m., New York City time, on August 25, 2010 (the “Expiration Date”). Except as set forth herein, this Amendment No. 5 to the Tender Offer Statement (this “Amendment No. 5”) does not modify any of the information previously disclosed in the Tender Offer Statement or in the Prospectus.
     This Amendment No. 5, which amends Items 4 and 12 as indicated below, is the final amendment to the Tender Offer Statement and is being filed in satisfaction of the reporting requirements of Rule 13e-4 promulgated under the Exchange Act.
Item 4. Terms of the Transaction
     Item 4(a) of the Tender Offer Statement is hereby amended and restated by deleting the information contained therein and inserting the following:
     (a) Material Terms.
     The information set forth in Item 2(b) and in the Prospectus in the sections entitled “Questions and Answers about the Exchange Offer,” “Summary of Terms of the Exchange Offer,” “The Exchange Offer,” “Description and Comparison of Preferred Stock, Series G Preferred Stock and Common Stock Rights,” “Certain Material U.S. Federal Income Tax Considerations” and “Certain Puerto Rico Tax Considerations” is incorporated herein by reference.
     The Exchange Offer expired on the Expiration Date. On August 23, 2010, the Corporation announced the Relevant Price and Exchange Ratios for the Exchange Offer. A copy of the related press release is filed herewith as Exhibit (a)(5)(F) and is incorporated herein by reference. The table below lists, for each series of Preferred Stock, the aggregate liquidation preference or amount, as applicable, that was validly tendered and not withdrawn as of the Expiration Date, and the number of shares of the Corporation’s Common Stock to be issued in exchange for a share of each series. All securities validly tendered have been accepted. The settlement for the Exchange Offer is expected to occur on or about August 30, 2010.
     Based on a final count by BNY Mellon Shareowner Services, the exchange agent for the Exchange Offer, the results of the Exchange Offer are as follows:

				Exchange Ratio per
				share (Number of	Aggregate	Approximate
				Shares of	Liquidation	Number of
	Aggregate			Common Stock to	Preference	Shares of
	Liquidation	Liquidation	Exchange	be Received for	Amount	Common Stock
	Preference	preference	Value per	Each Share of	Tendered and	to be Issued in
Title of Securities	Outstanding	per share	share*	Preferred Stock)	Accepted	the Aggregate
7.125% Noncumulative Perpetual Monthly Income Preferred Stock, Series A	$90,000,000	$25	$13.75	11.6525	78,745,125	36,703,103
8.35% Noncumulative Perpetual Monthly Income Preferred Stock, Series B	$75,000,000	$25	$13.75	11.6525	63,100,325	25,411,061
7.40% Noncumulative Perpetual Monthly Income Preferred Stock, Series C	$103,500,000	$25	$13.75	11.6525	91,984,725	42,874,080
7.25% Noncumulative Perpetual Monthly Income Preferred Stock, Series D	$92,000,000	$25	$13.75	11.6525	79,235,200	36,931,527
7.00% Noncumulative Perpetual Monthly Income Preferred Stock, Series E	$189,600,000	$25	$13.75	11.6525	173,987,825	81,095,725
     The information contained in Exhibit (a)(5)(H) is incorporated herein by reference.

Item 12. Exhibits
     Item 12 of the Tender Offer Statement is hereby amended and restated by deleting the information contained therein and inserting the following:

Exhibit Number	Exhibit Name

(a)(1)(A)	Prospectus (incorporated by reference from the Prospectus (Registration No. 333-165252), which the Corporation filed on August 25, 2010 pursuant to Rule 424(b)(3) of the Securities Act of 1933, as amended).

(a)(1)(B)	Letter of Transmittal (incorporated by reference from Exhibit 99.1 to Amendment No. 4 to Form S-4 on Form S-1, which the Corporation filed on July 16, 2010).

(a)(1)(C)	Letter to Brokers (incorporated by reference from Exhibit 99.3 to Amendment No. 4 to Form S-4 on Form S-1, which the Corporation filed on July 16, 2010).

(a)(1)(D)	Letter to Clients (incorporated by reference to Exhibit 99.4 from Amendment No. 4 to Form S-4 on Form S-1, which the Corporation filed on July 16, 2010).

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Incorporated by reference herein as Exhibit (a)(1)(A).

(a)(5)(A)	Press Release, dated February 1, 2010, announcing the Corporation’s Proposed Exchange Offer (incorporated by reference from Exhibit 99.2 of the Corporation’s Current Report on Form 8-K filed on February 3, 2010).

(a)(5)(B)	Press Release, dated July 7, 2010, announcing the Corporation’s Agreement with the U.S. Treasury (incorporated by reference from Exhibit 99.1 of the Corporation’s Current Report on Form 8-K filed on July 7, 2010).

(a)(5)(C)	Press Release, dated July 16, 2010, announcing the Exchange Offer (incorporated by reference from Exhibit 99.1 of the Corporation’s Current Report on Form 8-K filed on July 16, 2010).

(a)(5)(D)	Press Release, dated July 20, 2010, announcing the Corporation’s issuance of Mandatorily Convertible Preferred Stock to the U.S. Treasury (incorporated by reference from Exhibit 99.1 of the Corporation’s Current Report on Form 8-K filed on July 20, 2010).

(a)(5)(E)	Proposed Exchange Offer Presentation, dated August 18, 2010 (incorporated by reference from Exhibit 99.1 of the Corporation’s Current Report on Form 8-K filed on August 18, 2010).

(a)(5)(F)	Press Release, dated August 23, 2010, announcing the Relevant Price and Exchange Ratios for the Exchange Offer (incorporated by reference from Exhibit 99.1 of the Corporation’s Current Report on Form 8-K filed on August 23, 2010).

(a)(5)(G)	Press Release, dated August 24, 2010, announcing the results of the Special Meeting of Stockholders held on August 24, 2010 (incorporated by reference from Exhibit 99.1 of the Corporation’s Current Report on Form 8-K filed on August 24, 2010).

(a)(5)(H)	Press Release, dated August 26, 2010, announcing the final results of the Exchange Offer (incorporated by reference from Exhibit 99.1 of the Corporation’s Current Report on Form 8-K filed on August 26, 2010).

(b)	Not applicable.

(d)(1)	Warrant, dated January 16, 2009, to purchase shares of Common Stock of First BanCorp. (incorporated by reference from Exhibit 4.1 to the Corporation’s Current Report on Form 8-K filed on January 20, 2009).

(d)(2)	Stockholder Agreement, dated August 24, 2007, by and between First BanCorp. and The Bank of Nova Scotia (incorporated by reference from Exhibit A of Exhibit 10.1 to the Corporation’s Current Report on Form 8-K filed on February 22, 2007).

(d)(3)	Consent Order, dated June 2, 2010, by and between the Federal Deposit Insurance Corporation, the Office of the Commissioner of Financial Institutions of Puerto Rico, and FirstBank Puerto Rico (incorporated by reference from Exhibit 10.1 to the Corporation’s Current Report on Form 8-K filed on June 4, 2010).

(d)(4)	Written Agreement, dated June 3, 2010, by and between First BanCorp. and Federal Reserve Bank of New York (incorporated by reference from Exhibit 10.2 to the Corporation’s Current Report on Form 8-K filed on June 4, 2010).

(d)(5)	Form of Restricted Stock Award Agreement (incorporated by reference from Exhibit 10.23 of Amendment No. 4 to Form S-4 on Form S-1 (Registration No. 333-165252), which the Corporation filed on July 16, 2010)

(d)(6)	Form of Stock Option Agreement for Officers and Other Employees (incorporated by reference from Exhibit 10.24 of Amendment No. 4 to Form S-4 on Form S-1 (Registration No. 333-165252), which the Corporation filed on July 16, 2010)

(d)(7)	Exchange Agreement by and between First BanCorp and the United States Department of the Treasury dated July 7, 2010 (incorporated by reference from Exhibit 10.1 of the Corporation’s Current Report on Form 8-K filed on July 7, 2010)

(d)(8)	Form of Amended and Restated Warrant, Annex A to the Exchange Agreement by and between First BanCorp and the United States Department of the Treasury dated July 7, 2010 (incorporated by reference from Exhibit 10.2 of the Corporation’s Current Report on Form 8-K filed on July 7, 2010)

(d)(9)	Form of Certificate of Designations of Fixed Rate Cumulative Mandatorily Convertible Preferred Stock, Series G, Annex B to the Exchange Agreement by

Exhibit Number	Exhibit Name

and between First BanCorp and the United States Department of the Treasury dated July 7, 2010 (incorporated by reference from Exhibit 10.3 of the Corporation’s Current Report on Form 8-K filed on July 7, 2010)

(g)	Not applicable.

(h)(1)(A)	Opinion of Morgan, Lewis & Bockius LLP (incorporated by reference from Exhibit 8.1 to Amendment No. 3 to Form S-4 on Form S-1, which the Corporation filed on July 9, 2010).

(h)(1)(B)	Opinion of Pietrantoni Méndez & Alvarez LLP (incorporated by reference from Exhibit 8.2 to Amendment No. 4 to Form S-4 on Form S-1, which the Corporation filed on July 16, 2010).

SIGNATURES
          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: August 27, 2010

FIRST BANCORP.
By:	/s/ Aurelio Alemán
Name:	Aurelio Alemán
Title:	President and Chief Executive Officer